Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces Two New Charters of “Sun Globe” and

“Moon Globe”

Glyfada, Greece, August 23, 2021. Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has secured new charter employments of two of its vessels, M/V Sun Globe & M/V Moon Globe as follows:

M/V Sun Globe (a 58,790- deadweight ton Supramax dry bulk carrier built in 2007, at the Tsuneishi Cebu shipyard): This vessel has been chartered to an unrelated party for a gross daily rate of $32,000. The charter commenced on August 15, 2021 and has a minimum duration of five months and a maximum duration of seven months (+/-15 days) at the charterer’s option, which is expected to generate gross revenue of approximately $4.4 million assuming the charter continues for the minimum scheduled period and approximately $7.3 million if the charter continues for the maximum period, in each case assuming no offhire days; and

M/V Moon Globe (a 74,432-deadweight ton Panamax dry bulk carrier built in 2005, at the Hudong-Zhonghua shipyard): This vessel has been chartered to an unrelated party for a gross daily rate of $29,250. The charter commenced on August 15, 2021 and has a minimum duration of five months and a maximum duration of seven months (+/-15 days) at the charterer’s option, which is expected to generate gross revenue of approximately $4.1 million assuming the charter continues for the minimum scheduled period and approximately $6.7 million if the charter continues for the maximum period, in each case assuming no offhire days.

Athanasios (“Thanos”) Feidakis, President and CEO of Globus commented:

“We are happy to announce new charters for two of our vessels. These new charters are at a rate that is considerably higher than the rate of the expiring legacy charters. Additionally, we have taken significant steps to strengthen the Company and the balance sheet in order for the Company to grow. We are committed to continue focusing on generating value and our long-term success.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of eight dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate eight vessels with a total carrying capacity of 544,420DWTand a weighted average age of 10.3 years as of August 23, 2021.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com